Fidelis Insurance Group Declares Quarterly Dividend
Announces Quarterly Dividend of $0.15 Per Common Share Payable December 23, 2025

PEMBROKE, Bermuda, November 3, 2025 — Fidelis Insurance Holdings Limited (NYSE:FIHL) (“Fidelis Insurance Group” or “the Company”), a global specialty insurer, announced today that its Board of Directors has approved and declared a dividend of $0.15 per share, payable on December 23, 2025, to common shareholders of record on December 10, 2025.

About Fidelis Insurance Group

Fidelis Insurance Group is a global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions.

We have a highly diversified portfolio that we believe allows us to take advantage of the opportunities presented by evolving (re)insurance markets, proactively shift our business mix across market cycles, and produce superior underwriting returns.
Headquartered in Bermuda, with offices in Ireland and the United Kingdom, Fidelis Insurance Group operating companies have an insurer financial strength rating of A from AM Best, A- from S&P and A3 from Moody’s. For additional information about Fidelis Insurance, our people, and our products please visit our website at www.FidelisInsurance.com.

Fidelis Insurance Group Investor Contact:

Fidelis Insurance Group
Miranda Hunter
(441) 279 2561
miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contacts:

Rein4ce
Sarah Hills
+44 (0)7718 882011
sarah.hills@rein4ce.co.uk